December 28, 2012

Via EDGAR

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:

Ocean Electric Inc. (the “Company”)

Form 10-K for the year ended December 31, 2011

Filed April 5, 2012

File No. 000-52775

Dear Ms. Cvrkel:

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to our annual report on Form 10-K.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 14

Notes to Financial Statements, page F-6

3. Intangible Assets, page F-8

1.      We note your response to our prior comment number 2 in which you provide an impairment analysis with respect to what appears to be only your wind energy technology intangible asset.  As your wave energy technology intangible has a carrying value of approximately $1,137,523 at September 30, 2012 and represents approximately 30% of your total assets at such date, please also provide us with your impairment analysis for this intangible asset.  As part of your response and your revised disclosure, you should also explain your basis or rationale for any projected revenues reflected in the impairment analysis for this technology given your failure to generate any revenues from this technology through the period ended September 30, 2012.  We may have further comment upon review of your response and the related impairment analysis.

ANSWER:  In our previous response, we inadvertently left out the chart below for internal projections for wave energy.  The previous response continues to apply along with this chart.

WAVE TECHNOLOGY
(000's)	2013	2014	2015	2016
Projected Revenue
Wave Equipment	$ 2,004	$ 8,054	$ 38,369	$ 113,031
Wave Install/Oper/Mon	-	170	430	1,523
Wave Maint. / Service	203	408	818	2,863
Wave Proj. Mgmt. & Cons.	458	921	2,309	2,308
Wave Licensing	2,368	5,798	16,310	22,742
Total Projected Revenue	5,033	15,351	58,236	142,467

Projected COGS
Wave Equipment	576	80	528	8,480
Wave Install/Oper/Mon	189	260	1,730	2,780
Wave Maint. / Service	108	160	990	1,590
Wave Proj. Mgmt. & Cons.	18	30	170	270
Wave Licensing	9	10	80	130
Total Projected COGS	900	540	3,498	13,250

Projected Gross Profit	$ 4,133	$ 14,811	$ 54,738	$ 129,217

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Financial Statements, page 3

Balance Sheets, page F-1

2.      Your response to our prior comment three indicates that you have revised your June 30, 2012 financial statements to reflect the intangible asset at the transferor’s historical cost basis and filed an amendment containing the revised financial statements.  In this regard, we note that the balance sheet and footnote disclosures in the 10-Q/A filed on November 27, 2012 still reflects the intangible asset at the previous fair value amount rather than at the transferor’s historical cost basis in the asset.  As originally requested, and consistent with the restatement of your December 31, 2011 and March 31, 2012 financial statements, please revise your June 30, 2012 financial statements to reflect the transfer of the wind energy technology at the transferor’s historical cost basis in your June 30, 2012 financial statements.  Your statement of operations for the three and six months ended June 30, 2012 will also require revision to correct the related amortization expense recognized in connection with this intangible asset.

ANSWER:  We will file an amended 10-Q for the period ended June 30, 2012 to reflect the changes in intangible assets as soon as possible.

Item 4.01 8-K filed November 28, 2012

3.      Please revise to state whether, during your two most recent fiscal years and any subsequent interim period through the date of dismissal, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.  Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A, ensuring that the letter from your auditor references the date of the 8-K/A cover page.

ANSWER:  We filed an amended 8-K with the required disclosures on December 28, 2012.  The Company has had no disagreements with the prior auditor.

In addition, on behalf of the Company, I acknowledge that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer if you have any further questions.

Yours truly,

OCEAN ELECTRIC INC.

Per: /s/ Ricardo Prats

Ricardo Prats

President & C.E.O.

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